UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

[X]	Annual Report Pursuant to Section 15(d) of the
Securities Exchange Act of 1934
For the Fiscal Year Ended December 31, 2023

OR

[ ]	Transition Report Pursuant to Section 15(d) of
the Securities Exchange Act of 1934
For the transition period from to

Commission File Number 1-3822

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:
Campbell Soup Company 401(k) Retirement Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
Campbell Soup Company
1 Campbell Place, Camden, New Jersey 08103-1799

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Plan Administrator and Plan Participants
Campbell Soup Company 401(k) Retirement Plan
Opinion on the financial statements
We have audited the accompanying statement of net assets available for benefits of Campbell Soup Company 401(k) Retirement Plan (the “Plan”) as of December 31, 2023, the related statement of changes in net assets available for benefits for the year ended December 31, 2023, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2023, and the changes in net assets available for benefits for the year ended December 31, 2023, in conformity with accounting principles generally accepted in the United States of America.
Basis for opinion
These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.
Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.
Supplemental information
The supplemental information in the accompanying schedule, Schedule of Assets (held at end of year) as of December 31, 2023 (“supplemental information”) has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ GRANT THORNTON LLP

We have served as the Plan’s auditor since 2024.

Philadelphia, Pennsylvania
June 21, 2024

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Plan Administrator and Plan Participants of
Campbell Soup Company 401(k) Retirement Plan

Opinion on the Financial Statements

We have audited the accompanying statement of net assets available for benefits of the Campbell Soup Company 401(k) Retirement Plan (the Plan) as of December 31, 2022, and the related statement of changes in net assets available for benefits for the year ended, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2022, and the changes in net assets available for benefits for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on the Plan's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

/s/ BAKER TILLY US, LLP

We have served as the Plan’s auditor from 2006 to 2023.

Philadelphia, Pennsylvania
June 14, 2023

Campbell Soup Company
401(k) Retirement Plan
Statements of Net Assets Available for Benefits

	December 31,
	2023	2022
Assets
Investments
Investments, at fair value	$1,953,742,882	$1,729,929,483
Total Investments	1,953,742,882	1,729,929,483
Receivables
Notes receivable from participants	31,040,133	30,131,564
Total Receivables	31,040,133	30,131,564
Total Assets	1,984,783,015	1,760,061,047
Liabilities	—	—
Net assets available for benefits	$1,984,783,015	$1,760,061,047
The accompanying Notes to the Financial Statements are an integral part of these statements

Campbell Soup Company
401(k) Retirement Plan
Statements of Changes in Net Assets Available for Benefits

	Year Ended December 31,
	2023	2022
Changes:
Investment income (loss):
Net appreciation (depreciation) in fair value of investments	$252,416,889	$(307,546,836)
Dividends	12,279,137	15,414,933
Total investment income (loss)	264,696,026	(292,131,903)
Interest on notes receivable from participants	2,067,993	1,626,675
Contributions:
Employer	70,646,624	68,141,377
Participants	95,609,709	91,075,170
Total contributions	166,256,333	159,216,547
Total changes	433,020,352	(131,288,681)
Deductions:
Benefits paid to participants	207,252,386	221,581,953
Administrative fees	1,045,998	1,128,373
Total deductions	208,298,384	222,710,326
Net increase (decrease) in net assets available for benefits	224,721,968	(353,999,007)
Net assets available for benefits:
Beginning of year	1,760,061,047	2,114,060,054
End of year	$1,984,783,015	$1,760,061,047
The accompanying Notes to the Financial Statements are an integral part of these statements

Campbell Soup Company 401(k) Retirement Plan
Notes to Financial Statements
December 31, 2023 and 2022

Note 1 – Description of the Plan
The following brief description of the Campbell Soup Company 401(k) Retirement Plan (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan document for more complete information.
General
The Plan is a defined contribution plan covering employees at all domestic locations of Campbell Soup Company (“Campbell” or the “Company”) and certain of the Company’s subsidiaries, and certain other former employees. All of the Company’s full time employees and those part-time employees with scheduled hours greater than or equal to 20 hours per week are eligible to participate in the Plan effective the first day of work with the Company. All other employees are eligible to participate after they have completed 1,000 hours of service in a given anniversary year, as defined in the Plan document. Campbell employees that are residents of Puerto Rico are not eligible to participate in the Plan.
The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).
Administration of Plan Assets
The Plan is administered by the Administrative Committee appointed by the Board of Directors of the Company (the “Administrative Committee”). The Administrative Committee appointed State Street Bank and Trust Company as trustee ("Trustee") to safeguard the assets of the Plan and Transamerica Retirement Solutions, LLC (the "Recordkeeper") to provide record-keeping services to the Plan. The Trustee is responsible for investing funds received from contributions, investment sales, interest, and dividend income and making distribution payments to participants. Certain administrative expenses of maintaining the Plan are paid by the Company and are excluded from these financial statements.
Employer Contributions
Each payroll the Company provides a matching contribution of 100% on up to 4% of an employee’s compensation, as defined in the Plan document, for all eligible participants. In addition, each payroll the Company provides a non-elective retirement contribution of 3% of an employee's compensation, as defined in the Plan document, to all eligible employees who are not eligible to participate in the Company-sponsored defined benefit pension plans.
Employee Contributions
Participant after-tax, before-tax, Roth, and catch-up contributions to the Plan are made through payroll deductions and credited to individual participant accounts. All newly eligible employees are automatically enrolled in the Plan at a before-tax contribution rate of 4% of compensation, as defined in the Plan document, unless an election is made by the participant to participate at a different rate. If employees do not want to participate, they must notify the Recordkeeper and elect not to enroll in the Plan. Compensation is defined by the Plan and the Internal Revenue Code of 1986, as amended (“IRC”). All newly eligible employees that are automatically enrolled will also have their contribution rate automatically increased by 1% on the anniversary of their automatic enrollment until their contribution rate reaches 10%. If employees do not want their contribution rate automatically increased, they must notify the Recordkeeper.
In addition, the total after-tax, before-tax, Roth, and catch-up contributions for each pay period, when combined, cannot exceed 75% of the participant’s compensation, as defined in the Plan document. Catch-up contributions are excess before-tax or Roth contributions available to those participants who are age 50 and older by the end of the relevant calendar year. In accordance with the IRC, the amount of a participant’s contribution was limited to $22,500 and $20,500 ($30,000 and $27,000 including catch-up contributions) in calendar years 2023 and 2022, respectively. Participants may also roll over distributions from other qualified defined benefit or defined contribution plans into the Plan.
Participant Accounts
Each participant’s account is credited with the participant’s contributions, the Company’s contributions and investment gains or losses. Certain administrative expenses triggered by a participant’s actions, such as loan initiation and overnight check requests, are charged to the individual participant’s account and a quarterly recordkeeping fee is charged to all participants’ accounts. The benefit for which a participant is entitled is the benefit that can be provided from the participant’s vested account balance.
Participants can receive dividends paid on the Company’s common stock held in the Campbell Soup Company Stock Fund as cash or reinvest the dividends back into the Campbell Soup Company Stock Fund. In 2023 and 2022, dividends paid in cash on Company common stock were $272,908 and $302,365, respectively, and were included in dividend income on the Statements of Changes in Net Assets Available for Benefits.
Vesting
Participants, except for a limited group of Pacific Foods of Oregon, Inc. employees, are immediately vested in their contributions and in all Company (and prior employer) contributions plus actual earnings thereon. Eligible participants from Pacific Foods of Oregon, Inc. who were participants in the Pacific Foods of Oregon, Inc. sponsored 401(k) plan, not active employees of the Company as of January 1, 2019, and returned to employment with Pacific Foods of Oregon, Inc. after January 1, 2019, do not vest in certain employer contributions previously made by Pacific Foods of Oregon, Inc. under the Pacific Foods of Oregon, Inc. sponsored 401(k) plan until after three years of vesting service.
Notes Receivable from Participants
Participants may borrow a minimum of $1,000 from their accounts up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. Note terms range from one year to five years. Notes in the former Snyder's-Lance, Inc. Retirement Savings Plan were available for an extended term if they were used for the purchase of a primary residence, prior to the merger of the Snyder's-Lance, Inc. Retirement Savings Plan with this Plan, effective January 1, 2020. Notes are secured by the balance in the participant’s account and bear an interest rate that is two points above the prime rate in effect on the last business day of the month immediately preceding the month in which the note is granted. Principal and interest are repaid ratably through payroll deductions. Interest rates ranged from 4.50% to 10.50% per annum at December 31, 2023 and 4.50% to 9.00% per annum at December 31, 2022.
Payment of Benefits
Participants may take a withdrawal of the value of the interest in their account upon retirement, termination of employment, or death. Participants who are still actively employed by the Company may take a withdrawal from their after-tax and Company match accounts if the funds were held in the Plan for two years or if they have participated in the Plan for five years. Active participants who are age 59 ½ or older may also take a withdrawal from their before-tax account without incurring early withdrawal penalties. Participants who meet the requirements for a hardship withdrawal may withdraw their before-tax contributions. Normally, any amount withdrawn before age 59 ½ (other than after-tax contributions) is subject to a 10% early withdrawal penalty tax on the amount withdrawn.
Participants who left employment of the Company and were under age 55 can take a lump sum distribution or defer payment until April 1 following the year in which they reach the required minimum distribution age. Participants who left employment with the Company at or after age 55 can take a lump sum distribution, periodic installments, or defer payments until April 1 following the year in which they reach the required minimum distribution age. As of January 1, 2023 the required minimum distribution age was amended to be age 73. Prior to January 1, 2023, the required minimum distribution age was 72.

Forfeited Accounts
The balance of forfeited accounts totaled $1,028 and $1,964 at December 31, 2023 and 2022, respectively. These accounts will be used to reduce future Company matching contributions and pay other permitted Plan expenses. In 2023 and 2022, $20,495 and $13,452, respectively of forfeited accounts were used to reduce the Company’s matching contributions and permitted Plan expenses.
Investment Options
Upon enrollment in the Plan, a participant may direct employee contributions in 1% increments in any of the various investment options provided in the Plan, which include mutual funds and common collective trusts. Prior to January 1, 2021, participants were eligible to invest employee contributions in the Campbell Soup Company Stock Fund. On January 1, 2021, the Campbell Soup Company Stock Fund was closed to new investment (including contributions, interfund transfers, and loan repayments). However, dividends earned by participant investments remaining in the Campbell Soup Company Stock Fund are eligible to be reinvested in the fund. Contributions of participants who do not elect to direct their contributions to the Plan’s various investment options are automatically enrolled into a Vanguard Target Retirement Trust, based on their expected retirement date.
Note 2 – Summary of Significant Accounting Policies
Basis of Accounting
The accompanying financial statements of the Plan are prepared under the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). Certain amounts in the prior-year financial statements were reclassified to confirm to the current-year presentation.
Use of Estimates
The preparation of financial statements in accordance with U.S. GAAP requires Plan management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.
Investment Valuation
Investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 4 for a discussion of fair value measurements.
Income Recognition
Purchases and sales of investments are recorded on a trade-date basis. Dividend income is recorded on the ex-dividend date. Interest income is recorded on the accrual basis. Interest on notes receivable from participants is recorded in the investment option from which the note originated. Net appreciation (depreciation) includes gains and losses on investments bought and sold as well as held during the year.
Payment of Benefits
Benefits are recorded when paid.
Notes Receivable from Participants
Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent notes receivable are recorded as distributions based upon the terms of the Plan document.
Note 3 – Related-Party and Party-In-Interest Transactions
The Plan issues notes to participants, which are secured by the participant’s account balances. These transactions qualify as party-in-interest transactions, but are exempt from the prohibited transaction rules of ERISA and the IRC under statutory or governmental agency exemptions.

Total sales at market value related to Campbell Soup Company common stock for 2023 and 2022 were $10,621,685 and $19,694,709, respectively.
Certain of the Plan's investments are managed by the Trustee, and therefore, these transactions qualify as party-in-interest transactions. Fees incurred by the Plan for investment manager services are included in net appreciation (depreciation) in the fair value of the investment.
Certain administrative functions of the Plan are performed by officers and employees of the Company. No such officer or employee receives compensation from the Plan for their services.
Note 4 – Fair Value Measurements
Fair value is defined as the exit price, or the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants as of the measurement date. When available, the Company uses unadjusted quoted market prices to measure the fair value and classifies such items as Level 1. If quoted market prices are not available, the Company bases fair value upon internally developed models that use current market-based or independently sourced market parameters such as interest rates and currency rates. The framework that the authoritative guidance establishes for measuring fair value includes a hierarchy used to classify the inputs used in measuring fair value. The levels of the fair value hierarchy are as follows:
Level 1: Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.
Level 2: Inputs other than quoted prices included in Level 1 that are observable for the asset or liability through corroboration with observable market data.
Level 3: Unobservable inputs, which are valued based on estimates of assumptions that market participants would use in pricing the asset or liability.
The asset or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used maximize the use of observable inputs and minimize the use of unobservable inputs.
The following tables summarize the Plan’s investments that are measured at fair value on a recurring basis:

	Fair Value as of December 31, 2023	Fair Value Measurements at December 31, 2023 Using Fair Value Hierarchy
		Level 1	Level 2	Level 3
Mutual Funds:
Equity funds	$431,171,192	$431,171,192	$—	$—
Index funds – fixed income	30,221,505	30,221,505	—	—
Fixed income funds	29,003,587	29,003,587	—	—
Total Mutual Funds	490,396,284	490,396,284	—	—
Campbell Soup Company Stock Fund	95,687,679	95,687,679	—	—
Total Assets in Fair Value Hierarchy	586,083,963	586,083,963	—	—

Other investments measured at net asset value:
Common Collective Trusts	1,367,658,919
Total	$1,953,742,882

	Fair Value as of December 31, 2022	Fair Value Measurements at December 31, 2022 Using Fair Value Hierarchy
		Level 1	Level 2	Level 3
Mutual Funds:
Equity funds	$369,185,963	$369,185,963	$—	$—
Index funds – fixed income	31,313,638	31,313,638	—	—
Fixed income funds	29,097,528	29,097,528	—	—
Total Mutual Funds	429,597,129	429,597,129	—	—
Campbell Soup Company Stock Fund	137,707,666	137,707,666	—	—
Total Assets in Fair Value Hierarchy	567,304,795	567,304,795	—	—

Other investments measured at net asset value:
Common Collective Trusts	1,162,624,688
Total	$1,729,929,483
The following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2023 and 2022.
Mutual Funds – These investments are valued at the daily net asset value (NAV) as reported by the fund. Mutual funds held by the Plan are open-end mutual funds that are registered with the U.S. Securities and Exchange Commission. These funds are required to publish their daily NAV and to transact at that price. These investments are classified as Level 1.
The Campbell Soup Company Stock Fund –The fund is a unitized stock fund that consists of Campbell Soup Company common stock and investments in a temporary investment fund to provide liquidity for daily trading. As of December 31, 2023 and 2022, the Campbell Soup Company Stock Fund held 2,181,663 and 2,397,113 shares, respectively, of Campbell Soup Company common stock with a fair value of $94,313,291 and $136,036,163, respectively. Fair value of the fund is based upon the fair value of the underlying assets derived principally from or corroborated by observable market data by correlation or other means. These investments are classified within Level 1 of the fair value hierarchy.
Common Collective Trusts - These investments are investment vehicles valued using the NAV provided by the administrator of the fund. The NAV is based on the value of the underlying assets owned by the fund, minus its liabilities, and then divided by the number of shares outstanding. The fair market value of the Common Collective Trusts have been established using the NAV under the practical expedient approach and therefore are not assigned to a level in the fair value hierarchy table. There are no participant redemption restrictions for these investments. The following table presents additional information for Common Collective Trusts:

Fair Value as of	Fair Value as of	Unfunded	Redemption	Redemption
December 31, 2023	December 31, 2022	Commitments	Frequency	Notice Period
$1,367,658,919	$1,162,624,688	N/A	Daily	Daily
Note 5 – Plan Termination
Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the applicable provisions of the Plan and ERISA. In the event that the Plan is terminated, participants would become 100% vested in their accounts.

Note 6 – Tax Status
The Internal Revenue Service (“IRS”) has determined and informed the Company by a letter dated July 22, 2021 that the Plan and related trust are designed in accordance with the applicable sections of the IRC. The IRS conditioned its favorable determination on the Company's adoption of a Plan amendment that was previously provided within 90 days of the date of its letter and the Company adopted this amendment on August 24, 2021. In this regard, the Plan amendment was proposed to the IRS in advance to address certain follow-up inquiries in connection with the Company's determination letter application. Although the Plan has been amended as part of receiving the determination letter and thereafter, the Administrative Committee and the Plan's tax counsel believe that the Plan is designed, and currently being operated in compliance with the applicable requirements of the IRC, and therefore, believe that the Plan is qualified, and the related trust is tax-exempt. Accordingly, no provision for income taxes is required in the accompanying financial statements.
U.S. GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan Administrative Committee has analyzed the tax positions taken by the Plan and has concluded that as of December 31, 2023 and 2022, there are no uncertain positions taken, or expected to be taken, that would require recognition of a liability or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan Administrative Committee believes it is no longer subject to income tax examinations for years prior to 2020.
Note 7 – Risks and Uncertainties
The Plan provides for investment options in various funds that invest in equity and debt securities and other investments. Such investments are exposed to risks and uncertainties, such as interest rate risk, credit risk, market risk, economic changes, political unrest, regulatory changes and foreign currency risk. The Plan’s exposure to a concentration of risk is dependent upon funds selected by participants. The following table shows details on investments that represent a concentration of greater than 10% of the Plan’s investments in either years:

	December 31, 2023		December 31, 2022
Investments	Balance	% of Investments	Balance	% of Investments
American Funds Growth Fund of America	$242,692,391	12%	$183,310,244	11%
Vanguard Institutional 500 Index Trust	$211,674,765	11%	$173,127,318	10%
Due to the concentration of investments denoted above and the level of risk associated with certain investments, it is at least reasonably possible that changes in the value of investments will occur in the near term. Such changes could materially affect the value of the participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits.
Note 8 – Plan Amendments, Changes, and Transfers
On November 10, 2022, participant investments in the Vanguard Extended Market Index Institutional Plus, Vanguard Institutional Index Institutional Plus, Vanguard Total Bond Market Index, and Vanguard Total International Stock Index mutual funds were transferred to investments in the Vanguard Institutional Extended Market Index Trust, Vanguard Institutional 500 Index Trust, Vanguard Institutional Total Bond Market Index Trust, and Vanguard Institutional Total International Stock Index Trust in order to reduce participant investment fees.
Note 9 – Subsequent Events
Subsequent events were evaluated for recognition or disclosure through June 21, 2024, the date the financial statements were available to be issued.

Supplemental Schedule

Campbell Soup Company
401(k) Retirement Plan
Attachment to 2023 Form 5500
Schedule H, line 4(i) – Schedule of Assets (Held at End of Year)
As of December 31, 2023
EIN: 21-0419870 PN: 008

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(d) Cost	(e) Current value

	American Funds EuroPacific Growth Fund Class R-6	Mutual Fund	N/R	$59,405,230
	American Funds Growth Fund of America Class R-6	Mutual Fund	N/R	242,692,391
	PIMCO Real Return Fund Institutional Class	Mutual Fund	N/R	6,880,825
	PIMCO Total Return Fund Institutional Class	Mutual Fund	N/R	22,122,762
	Vanguard Equity-Income Fund Admiral Shares	Mutual Fund	N/R	129,073,571
	Vanguard Short-Term Bond Index Fund Institutional Shares	Mutual Fund	N/R	30,221,505
	Blackrock Short-Term Investment Fund	Common Collective Trust	N/R	126,148,173
	T. Rowe Price Small-Cap Value Equity Trust D	Common Collective Trust	N/R	50,179,072
	Vanguard Institutional 500 Index Trust	Common Collective Trust	N/R	211,674,765
	Vanguard Institutional Extended Market Index Trust	Common Collective Trust	N/R	86,660,388
	Vanguard Institutional Total Bond Market Index Trust	Common Collective Trust	N/R	24,591,577
	Vanguard Institutional Total International Stock Index Trust	Common Collective Trust	N/R	24,588,818
	Vanguard Target Retirement 2020 Trust I	Common Collective Trust	N/R	32,094,169
	Vanguard Target Retirement 2025 Trust I	Common Collective Trust	N/R	92,330,949
	Vanguard Target Retirement 2030 Trust I	Common Collective Trust	N/R	123,681,514
	Vanguard Target Retirement 2035 Trust I	Common Collective Trust	N/R	115,670,437
	Vanguard Target Retirement 2040 Trust I	Common Collective Trust	N/R	107,461,581
	Vanguard Target Retirement 2045 Trust I	Common Collective Trust	N/R	113,198,314
	Vanguard Target Retirement 2050 Trust I	Common Collective Trust	N/R	108,719,148
	Vanguard Target Retirement 2055 Trust I	Common Collective Trust	N/R	75,558,005
	Vanguard Target Retirement 2060 Trust I	Common Collective Trust	N/R	39,625,202
	Vanguard Target Retirement 2065 Trust I	Common Collective Trust	N/R	15,097,490
	Vanguard Target Retirement 2070 Trust I	Common Collective Trust	N/R	782,975
	Vanguard Target Retirement Income Trust I	Common Collective Trust	N/R	19,596,342
*	Notes receivable from participants	Interest rates from 4.50% to 10.50% Maturity dates through 2034		31,040,133
*	Campbell Soup Company Stock Fund	Company Stock	N/R	95,687,679

	Total			$1,984,783,015
__________________________________________
N/R - Participant directed investment; cost not required to be reported.
*Party-in interest as defined by ERISA

INDEX OF EXHIBITS

23.1 Consent of Independent Registered Public Accounting Firm
23.2 Consent of Independent Registered Public Accounting Firm

SIGNATURES
The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

CAMPBELL SOUP COMPANY 401(K) RETIREMENT PLAN

By:	/s/ Atul Garg
Atul Garg
Member of the Administrative Committee

Date:	June 21, 2024